UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING


(Check One):      [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
                        [X] Form 10-Q        [ ] Form N-SAR

			For Period Ended:
			[  ]	Transition Report on Form 10-K
			[  ]	Transition Report on Form 20-F
			[  ]	Transition Report on Form 11-K
			[  ]	Transition Report on Form 10-Q
			[  ]	Transition Report on Form N-SAR
			For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

DAKA International, Inc.
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Full Name of Registrant


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Former Name if Applicable

One Corporate Place, 55 Ferncroft Road
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Address of Principal Executive Office (Street and Number)

Danvers, Massachusetts  01923
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City, State and Zip Code


PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	    (a) 	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	 	  (b) 	The subject annual report, semi-annual report,transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X]       filed on or before the fifteenth calendar day following the prescribed
   	 	   	due date; or the subject quarterly report or transition report on
          Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	   	(c) 	The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Please see attached.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
    this notification

Timothy M. Feeney                      508          774-9115  ext. 1244
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			(Name)					                       (Area Code)			     (Telephone Number)


(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
    Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?
    If answer is no, identify report(s).			             [X] Yes       [ ] No


(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?	                                   [ ] Yes       [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     DAKA International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February	12, 1996         By:/s/Louie Psallidas
                                   -----------------------------------
                                   Louie Psallidas
                                   Vice President, Finance
                                   (Principle Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See U.S.C. 1001)

                             GENERAL INSTRUCTIONS


1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
   Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Part III - Narrative

DAKA International, Inc. (the "Company"), a June 30 fiscal year end entity, is considering early adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." Issued by the Financial Accounting Standards Board in March 1995, SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995.

In accordance with SFAS No. 121, the Company is in the process of identifying and assessing impairment of its long-lived assets, certain identifiable intangibles and goodwill in order to disclose the estimated effect of adopting SFAS No. 121 in the quarterly report on Form 10-Q for the period ended December 30, 1995. We are currently reviewing information relative to cash flow projections, growth assumptions for certain penetrated markets and the treatment of certain overhead costs to be allocated among specific market areas or restaurants. Consequently, we have not completed our analysis of the impact of adopting SFAS No. 121 as of February 13, 1996. If the Company is unable to complete its analysis within the allotted extension period, the provisions of SFAS No. 121 will be adopted by the Company in the third or fourth quarter of fiscal year 1996.